

December 3, 2021

Xueyuan Weng
Chief Executive Officer
Golden Sun Education Group Limited
Profit Huiyin Square North Building
Huashan 2088, Unit 1001
Xuhui District, Shanghai, China

> **Re: Golden Sun Education Group Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed November 16, 2021**
> **File No. 333-255891**

Dear Mr. Weng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1.	We note your disclosure on the prospectus cover page and throughout the filing that you controlled and received economic benefits of Ouhai Art School and Chongwen Middle School business operations through VIE agreements and that those agreements were designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you were the primary beneficiary of the VIEs. However, you or your investors didn't have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement was equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrued to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you were the primary beneficiary.

2. Please refer to the sixth paragraph of the prospectus cover page. We note your disclosure that the VIE structure was used to replicate foreign investment in China-based companies. We note, however, that the structure provided contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

3. Please refer to the ninth paragraph of the prospectus cover page. Please revise to identify the large shareholder who will control the company after the offering, as well as to state, if true, that such shareholder will control all matters submitted to a shareholder vote.

4. Please discuss whether and how the Chinese government's recent statements and regulatory actions related to anti-monopoly concerns have or may impact your ability to conduct your business, accept foreign investments, or list on an U.S. or other foreign exchange.

Prospectus Summary, page 1

5. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

6. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

7. We note your response to our prior comment 3 and reissue in part. In your summary of risk factors, disclose the risks that being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. Additionally, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas

and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise your prospectus summary risk factors to include a cross-reference for each individual bulleted risk to the more detailed discussion of the risk in the prospectus.

8. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

The Reorganization, page 1

9. Please revise to quantify the percentage of revenue that these business contributed to the company for the periods reflected in your financial statements. Please include enough information so investors can appreciate the impact this reorganization will have on the company's business and operations.

Dividend Distribution, page 6

10. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

Selected Condensed Consolidated Financial Schedule of Golden Sun Cayman and Its Subsidiaries and VIEs, page 11

11. We note that the activity of the VIE is reflected in the line items titled "investments in subsidiaries and VIEs" and "income from equity method investment" in the parent's financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

Risk Factors, page 15

12. We note from the audit opinion and your risk factor on page 27 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

13.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Compensation of Directors and Executive Officers, page 112

14.   Please update this section for the fiscal year ended September 30, 2021. Refer to Item 6.B of Form 20-F.

Related Party Transactions, page 118

15.   Please update this section as of the date of the prospectus. Refer to Item 7.B of Form 20-F.

Consolidated Financial Statements
Note 15 - Subsequent Events
Pro Forma Presentation, page F-33

16.   Certain subtotals from your "Pro Forma Condensed Consolidated Balance Sheets" for your continuing operations and items classified as held for sale, do not agree with the individual subtotals for your subsidiaries and VIEs, as shown in your "Selected Condensed Consolidated Balance Sheets" on page 12. Please revise or advise.

    You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services